FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   January 2008

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: **Dan Suesskind**, Chief Financial Officer   Teva Pharmaceutical Industries Ltd.   972 (2) 941-1717

           Liraz Kalif, Investor Relations   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7281
           Kevin Mannix, Investor Relations   Teva North America   (215)-591-8912

For Immediate release

TEVA ANNOUNCES TENTATIVE APPROVAL OF GENERIC ARICEPT® TABLETS

Jerusalem, Israel, January 14, 2008 -- Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Eisai's Alzheimer's treatment Aricept® (Donepezil Hydrochloride) Tablets, 5 mg and 10 mg.   The brand product had annual sales of approximately $1.6 billion in the United States for the twelve months ended September 30, 2007, based on IMS sales data.

Teva is currently in patent litigation concerning this product in the U.S. District Court for the District of New Jersey involving Teva's paragraph IV certification to U.S. Patent No. 4,895,841. Although a trial date has not been set, the Court has set a briefing schedule for a preliminary injunction motion under which Eisai must file its request no later than February 15, 2008. Final approval of this ANDA is anticipated on or about April 26, 2008, upon expiry of the mandatory stay of approval associated with the patent litigation.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 Pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.

20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                     Name: Dan Suesskind
                                     Title: Chief Financial Officer

Date: January 14 , 2008